  EXHIBIT 99.1

IM Cannabis Corp. Appoints Rinat Efrima as New Chief Executive Officer of IMC Holdings, the Company’s Israeli Subsidiary

Oren Shuster remains Chief Executive Officer and Director of IM Cannabis Corp.; other managerial changes include the promotion of Yael Harrosh to Chief Legal and Operations Officer of IM Cannabis Corp.

Toronto, Canada and Glil Yam, Israel – January 13, 2022 – IM Cannabis Corp. (the “Company” or “IM Cannabis”) (CSE: IMCC, NASDAQ: IMCC), a leading medical and adult-use recreational cannabis company with operations in Israel, Canada, and Germany today announced the appointment of Rinat Efrima as the new Chief Executive Officer of IMC Holdings Ltd. (“IMC Holdings”), the Company’s wholly-owned Israeli subsidiary. Ms. Efrima will join the Company in the first quarter of 2022. In addition, Yael Harrosh, previously the Company’s General Counsel, Business Director and Corporate Secretary, has been promoted to global Chief Legal and Operations Officer, effective immediately. Both Ms. Efrima and Ms. Harrosh will report to Oren Shuster, who remains the Chief Executive Officer and a Director of the Company.

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Ms. Efrima comes to IMC Holdings at a time of significant growth. The Company, through IMC Holdings, has recently signed agreements to acquire leading Israeli retailers and distributors, including R.A. Yarok Pharm  Ltd. ("Pharm  Yarok"), Rosen  High  Way  Ltd. ("Rosen  High Way"), Revoly Trading and Marketing Ltd., dba Vironna Pharm (“Vironna”), Panaxia-to-the-Home online pharmacy and trading center with an IMC-GDP license from Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies (“Panaxia”) and recently announced an agreement with Oranim Plus Pharm Ltd., an Israeli company holding 99.5% of the rights in Oranim Pharm Partnership (“Oranim”).

Ms. Efrima was formerly the Managing Director Israel and Global Chief Marketing Officer at Caesarstone Ltd. and Business Sector Leader for Europe, Middle East and Africa at Kimberly-Clark Corporation. Ms. Efrima brings extensive experience in business leadership, innovation, brand building, strategy, and digital acceleration. At IMC Holdings, Ms. Efrima will lead the integration of the Israeli acquisitions and identify sources of growth to create further value for the Company's shareholders and medical cannabis patients.

Promoted from within the Company, Ms. Harrosh, now the Chief Legal and Operating Officer, will oversee the Company's legal, regulatory, and compliance aspects in a highly regulated sector. She will also be responsible for the day-to-day operational functions as well as annual operational planning, key projects in Canada, Germany, and Israel, and translating strategy into actionable goals.

Rinat Efrima commented: “I am delighted to join IMC Holdings as the new CEO. I’m humbled and honored to be part of such a talented, forward-looking, and dedicated global team. I look forward to leading our Israeli business into its next phase and achieving a new level of performance.”

Commenting on the appointments, Oren Shuster said: “Having recently closed new acquisitions, we now require a stronger, more focused leadership teamin Israel. With Rinat’s vast experience, energy, and insight, we will successfully leverage and build on this momentum. I would also like to congratulate Yael on her new role. Yael has an outstanding reputation for success at IM Cannabis and in our industry. Her experience will empower us to deepen our footprint in our existing markets as well as expand into potential new ones.”

In addition to the abovementioned appointments, in December 2021, Trichome JWC Acquisition Corp (“TJAC”) Chief Executive Officer, Howard Steinberg, was appointed as the Chief Executive Officer of three of the Company’s Canadian subsidiaries: MYM Nutraceuticals Inc. (“MYM”), Highland Grow Inc. (“Highland”), and SublimeCulture Inc. (“Sublime”). Mr. Steinberg, previously the Chief Financial Officer of Highland, was succeeded in that role by Karl Grywacheski, the current Chief Financial Officer of TJAC and MYM.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC, CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany, and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company’s unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

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The IM Cannabis ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. (“Focus Medical”), which cultivates, imports, and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH (“Adjupharm”), where it also distributes cannabis to pharmacies to medical cannabis patients. In Canada, IM Cannabis operates through Trichome Financial Corp. (“Trichome”) and its subsidiaries TJAC and MYM, where it cultivates and processes cannabis for the adult-use market at its Ontario, Nova Scotia, and Quebec facilities under the WAGNERS and Highland Grow brands.

Disclaimer for Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”). Forward-looking information are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the appointment of Ms. Efrima as CEO of IMC Holdings and the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan and the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining “de facto” control over Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information.  Such risks include, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture, import, export or use of medical and/or recreational cannabis, as applicable, in Israel, Germany and Canada; any change in the political environment which would negatively affect the decriminalization and/or legalization of recreational cannabis in Israel and Germany; and unexpected disruptions to the operations and businesses of the Company as a result of the ongoing COVID-19 global pandemic or other disease outbreaks.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s management’s discussion and analysis dated November 15, 2021 and annual information form dated April 26, 2021 filed with Canadian securities regulators and which  are available on the Company’s issuer profile on SEDAR at www.sedar.com. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

Maya Lustig,
Director Investor & Public Relations
IM Cannabis	KCSA Strategic Communications
Tel. +972-54-677-8100	imcannabis@kcsa.com
maya.l@imcannabis.com

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